

0348





17004819

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67882

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01-01-2016 AND ENDING 12-31-2016
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: vPE Wertpapierhandels Bank AG

                                             | OFFICIAL USE ONLY |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

                                             | FIRM I.D. NO. |

Maximiliansplatz 17
(No. and Street)

Munich   Germany   80333
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lars Ewaldsen   + 49 89 296491
                                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO AG   WPG
(Name – *if individual, state last, first, middle name*)

Landaubogen 10   Munich   Germany   81373
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, *Lars Ewaldsen* , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of *VPE Wertpapierhandels Bank AG* , as of *December, 31st* , 20 *16* , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____   _____
                                                                                                    Signature

                                                                                                    CEO
                                                                                                    Title

_____
                    Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

<u>**URNr. 348 L / 2017**</u>

I hereby certify that the above is the true signature, subscribed in my presence, of

Mr. Lars Lorenz Ewaldsen,
born 16.05.1963,
with business address at 80333 Munich, Maximiliansplatz 17,

personally known to me.

After inspection of the register at the court of registration in Munich on the 24th day of February 2017, I hereby state, that the company

**vPE WertpapierhandelsBank AG
with its official seat in Munich**

is registered under HRB-Nr. 123226 (AG Munich) and that Mr. Lars Lorenz Ewaldsen as Director is allowed to act on behalf of the company.

Munich, this 24th day of February 2017

Konrad Lautner,
(notary public)

vPE WertpapierhandelsBank AG

Financial Statements and Supplemental Schedules
for the year ended December 31, 2016
Exemption Report
for the year ended December 31, 2016
Reports of Independent Registered Public Accounting
Firm on Financial Statements and Exemption Report
respectively

AUDIT REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

Statement of Financial Condition as of December 31, 2016

Statement of Comprehensive Income for the year ended December 31, 2016

Statement of Changes in Shareholder's Equity for the year ended December 31, 2016

Statement of Changes in Cash Flows for the year ended December 31, 2016

Notes to the Financial Statements as of and for the year ended December 31, 2016

SUPPLEMENTAL SCHEDULES

Schedule I: Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1
under the Securities Exchange Act of 1934

Schedule II: Reconciliation with vPE's computation of
Net Capital (included in part II of form X-17A-5 as of December 31, 2016)

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exemption Report

Report of Independent Registered Public Accounting Firm

Board of Directors vPE WertpapierhandelsBank AG

Munich, Germany

We have audited the accompanying statement of financial condition of vPE Wertpapierhandels-Bank AG (the company) as of December 31, 2016 and the related statements of comprehensive income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material mis-statement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the com-pany's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the company at December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules "Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934" and "Reconciliation with vPE Wertpa-pierhandelsBank AG's computation of Net Capital (included in part II of form X-17A-5 as of De-cember 31, 2016" (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the company's financial statements. The supple-mental information is the responsibility of the company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial state-ments or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental infor-mation. In forming our opinion on the supplemental information, we evaluated whether the sup-plemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental schedules "Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934" and "Reconcili-ation with vPE WertpapierhandelsBank AG's computation of Net Capital (included in part II of form X-17A-5 as of December 31, 2016" are fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO AG   Wirtschaftsprüfungsgesellschaft
Munich, Germany

February 24, 2017

vPE WertpapierhandelsBank AG
Statement of Financial Condition
December 31, 2016
(Dollars in Thousands)

	Dec. 31, 2016 US$	Dec. 31, 2016 US$
ASSETS		
Cash and cash equivalents	710	
Other current assets	124	
Receivables from brokers, dealers and clearing organization	1,806	
CURRENT ASSETS		2,640
Furniture, equipment and leasehold improvements, net	66	
NON-CURRENT ASSETS		66
TOTAL		**2,706**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Payables to broker-dealers and clearing organizations		816
Accounts payable, accrued expenses, and other liabilities		1,005
TOTAL LIABILITIES		**1,821**
STOCKHOLDERS' EQUITY		
Common stock, EUR 1 par value: 767.500 shares outstanding as of December 31		809
Additional Paid-in-capital		356
Accumulated deficit		(332)
Foreign Currency Adjustment		52
TOTAL STOCKHOLDERS' EQUITY		**885**
TOTAL		**2,706**

*Translated into USD at 1.05410 USD/EUR

The accompanying notes are an integral part of these financial statements.

vPE WertpapierhandelsBank AG
Statement of Comprehensive Income
For the year ended December 31, 2016
(Dollars in Thousands)

	2016 US$
REVENUE	
Commissions	10,242
Investment advisory fee	296
Other income	46
TOTAL REVENUE	**10,584**
EXPENSES	
Employee compensation and benefits	4,847
Floor brokerage, exchange and clearance fees	3,983
Marketing and travel expenses	74
Communication and data processing	200
Occupancy	380
Other expenses	1,072
TOTAL EXPENSES	**10,556**
RESULT BEFORE INCOME TAXES	28
INCOME TAXES	0
Net Income	**28**
Other Comprehensive Income	
Currency Translation Adjustment	7
Total Comprehensive Income	**35**

*Translated into USD at 1.10693 USD/EUR

The accompanying notes are an integral part of these financial statements.

vPE WertpapierhandelsBank AG
Statement of Changes in Stockholders' Equity
For the year ended December 31, 2016
(Dollars in Thousands)

	Common Shares	Stock Amount US$	Additional Paid-In-Capital US$	Re-tained Earnings US$	Currency Transla-tion US$	Total Stockholders' Equity US$
BALANCE AT JANUARY 1, 2016	767,500	809	356	(360)	45	850
Comprehensive Income				28	7	35
BALANCE AT DECEMBER 31, 2016*	767,500	809	356	(332)	52	885

*Translated into USD at closing exchange rate 1,05410 USD/EUR

The accompanying notes are an integral part of these financial statements.

vPE WertpapierhandelsBank AG
Statement of Cash Flows
For the year ended December 31, 2016
(Dollars in Thousands)

	2016 US$
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	28
Adjustment to reconcile loss of the year to net cash provided by (used in) operating activities:	
Depreciation and amortization	13
CHANGE IN:	
Receivables from brokers dealers and clearing organization	(813)
Other current assets	(16)
Payables to broker-dealer and clearing organizations	452
Accounts payable and accrued expenses	437
NET CASH USED IN OPERATING ACTIVITIES	101
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture, equipment and leaseholders improvements	(9)
NET CASH USED IN INVESTMENT ACTIVITIES	(9)
CASH FLOW FROM FINANCING ACTIVITIES:	
Capital increase	0
NET CASH PROVIDED BY FINANCING ACTIVITIES	0
NET INCREASE IN CASH AND CASH EQUIVALENTS	92
Foreign Currency Adjustment	0
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	618
CASH AND CASH EQUIVALENTS, END OF YEAR	710

*Translated into USD at 1.10693/1.05410 USD/EUR

The accompanying notes are an integral part of these financial statements.

1 Organization and nature of business

vPE WertpapierhandelsBank Aktiengesellschaft (the "Company" or „vPE") is a corporation organized under the laws of the Federal Republic of Germany. The Company is engaged in a single line of business as a securities broker-dealer, which comprises primarily two classes of services: commissions and investment advisory fees. The core business of the Company is in pure brokerage services as well as money management and financial portfolio management. The company is member of the FINRA.

The Company is owned by Mr. von Pfetten (7,40%), remaining part is in free float (92,60%).

2 Significant Accounting policies

Basis of Presentation

The financial statements include the accounts of the Company and are presented in accordance with accounting principles generally accepted in the United States of America, which includes industry practice.

Exchange Rate and Currency Information

The company´s functional currency is the Euro. Transactions in foreign currency are recorded initially in functional currency at the rate effective as at transaction date. Monetary assets and liabilities reported in foreign currency are translated into functional currency at the rate effective as at reporting date.

The translation into the reporting currency US-Dollars is made as follows:

- all assets as well as equity and liabilities, both monetary and non-monetary, are translated at the closing exchange rates at the date of the statement of financial condition presented;

- all income and expenses in the income statement are translated at the average exchange rates for the period presented; and

- all resulting exchange differences are recognized as a separate component in equity (adjustments from foreign currency translation).

We made these translations at USD 1.05410 per Euro, the rate of European Central Bank as at December 31, 2016 for the statement of financial condition and at USD 1.10693 per Euro, the average rate for the year beginning January 1, 2016 and ending December 31, 2016 for the Income statement and for the Statement of Cash Flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions are related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes

The Company is subject to corporate income tax and municipal income tax in Germany. As a result of the accumulated deficit from years 2009 to 2016, no income tax has been recorded.

The company has suffered losses up to the financial year 2015 including. In the financial year 2016 the company generated a taxable gain and was able to utilize a minor part of the accumulated prior year tax loss carryforward. Nevertheless, due to the history of prior year losses the management decided not to release the valuation allowance as of December 31, 2016.

The respective enacted tax rate is 31.575 per cent (prior year: 31.575 per cent) consisting of Corporate Income Tax 15.825 per cent and Trade Tax 15.75 per cent (prior year: 15.75 per cent).

Since the last tax examination for corporate income tax and trade tax has been executed by the German financial authorities for the tax years including 2014, the tax years 2015 to 2016 remain subject to examination.

Tax Rate Reconciliation	vPE TUSD
EBT (profit (+) / loss (-))	28
Expected income tax expense ("+")	9
Reconciling items resulting from	
non-deductible expenses	1
True-up	7
decrease of tax losses current year, not valuable	(17)
Total income tax expense	0

Split-Up of income tax expense P&L:	TUSD
- deferred tax expense resulting from temporary differences	0
- deferred tax expense resulting from NOL	0
- Current taxes	0
Total	0

Deferred Tax Asset/Liability	vPE TUSD	
	DTA	DTL
non-current Tax loss carry forward:		
NOL on trade tax loss carryforward	74	
NOL on corporation tax loss carryforward	58	
Total deferred taxes (non-current) prior to valuation allowance	132	0
./. valuation allowance	(132)	
= total deferred taxes (non-current) balance sheet	0	0

NOL and Valuation Allowance in TUSD values in USD	31.12.2015	True-Up	change of NOL	Change due to currency	31.12.2016

tax loss carry forward, CIT	428	(20)	(30)	(12)	366
DTA NOL CIT prior to valuation allow-ance	68	(3)	(5)	(2)	58
valuation allowance	*(68)*	*3*	*5*	*2*	*(58)*
tax loss carry forward, TT	533	(20)	(30)	(15)	468
DTA NOL TT prior to valuation allow-ance	84	(3)	(5)	(2)	74
valuation allowance	*(84)*	*3*	*5*	*2*	*(74)*

Due to findings in the tax audit 2011-14 the losses carried forward were reduced by USD 20 thousands.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Depreciation

Fixes assets are recorded at historical costs and depreciated over their estimated economic useful lives generally three to five years using the straight-line method.

Intangible assets are recorded at historical cost as well and amortized over their estimated economic useful lives generally four years using the straight-line method.

Statement of Cash Flows

For purpose of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

3 Cash

Cash and cash equivalents consisted of the following as of December 31, 2016

	December 31, 2016
	(Dollars in Thousand)
Petty Cash	0
Deutsche Bank AG	709
Others	1
CASH TOTAL	**710**

Cash represents cash at bank, with daily disposal. Cash and cash equivalents are stated at nominal value. Foreign currencies were translated at the closing rate.

4 Receivables from and payables to brokers dealers

Amounts receivable and payable to broker-dealer and clearing organizations on December 31, 2016 consist of the following:

RECEIVABLES	December 31, 2016
	(Dollars in Thousand)
Broker-dealers	1,806
TOTAL RECEIVABLES	**1,806**

PAYABLES	
Broker-dealers	816
TOTAL PAYABLES	**816**

5 Concentration of Credit Risk

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. If counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or of the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6 Related Party

The Company is not involved in significant financing and other transactions with shareholders, and does not have unusual transactions with related parties.

7 Commitments and Contingent Liabilities

Leases

The Company is obliged to rental payments under various non-cancellable rental agreements, primarily for rental of office space (duration Munich: until April 2021; duration Berlin: until September 2021, duration Hamburg, Essen, Dusseldorf within 3 months' notice) and of three cars (2 Mercedes duration June 2019 and December 2017; 1 Volkswagen Group duration November 2020). The annual rental obligation amounts to US$ 483 thousands.

Legal Matters

In ordinary course of business, various legal actions are brought and are pending or threatened against the Company. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, fines, penalties, injunctions, or other relief. While the outcome of such claims or other proceedings cannot be predicted with certainty, Management expects that such liabilities, to the extent not provided for by insurance, will not have a material adverse effect on the company's financial condition, statement of income or cash flows.

In the current year the Company had expenses for legal matters in the amount of US$ 198 thousands, consisting of expenses in the amount of US$ 416 thousands and a reduction of legal costs due to a dissolution of an accrual for legal expenses in the amount of US$ 218 thousands.

8 Risks and Uncertainties

The Company generates revenue by providing securities trading and brokerage activities to mainly private German customers and some institutional customers. Most of the revenues for these services are transaction based. As a result, the Company's revenue could vary based on the transaction volume of the global financial markets.

In agreement with the German regulators Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht; abbr.: BaFin) the company has changed its business model during the first 6 month 2015 with regard to the tied cooperation of other German financial companies and financial advisors. The company has employed some of the staff of those financial companies and some financial advisors to serve the needs of its customers better and to have more control over the service provided to its customers.

With a solid capital structure and a solid customer base the company has handled this change of its business model successfully. The company sees the following risks in connection with this new business model: with more employees and more rental obligations the company is not as flexible as before, if revenues decline.

9 Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contract and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an assets, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company did not enter into any guarantee agreements as defined above.

10 Regulatory Requirements

vPE is a registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934. Under the basic method permitted by this rule, the minimum required net capital, as defined, is a specific fixed percentage of total aggregate indebtedness recorded in vPE's FOCUS report filed with the Financial Industry Regulatory Authority ("FINRA"), or US$ 5 thousand, whichever is greater. At December 31, 2016, the Company's regulatory minimum net capital required was US$ 121 thousand, and its regulatory net capital in excess of the minimum was US$ 559 thousand.

The Company is subject to capital requirements promulgated by other regulatory bodies in Germany. At December 31, 2016 the Company was in compliance with these capital requirements.

The United States Securities and Exchange Commission affirmed SIPC's determination that vpE is completely excluded from SPIC membership for the calendar year 2016 pursuant to Section 3 (a)(2)(A)(i) of SIPA because vPE's principal business is conducted outside of the United States of America and its territories and possessions.

The Company is exempt from the provisions of Rule 15C3-3 under the Securities Exchange Act of 1934 ("Computation of for Determination of Reserve Requirements"), in that the Company's activities are limited to those set forth in the conditions appearing in paragraph (k) (2) (II) of Rule 15c3-3 under the Securities Exchange Act of 1934. All customer transactions are cleared through another broker dealer on a fully disclosed basis. The name of the clearing firm is APEX Clearing & Outsourcing, Inc., Dallas (USA).

Schedule I

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 as of December 31, 2016

vPE WertpapierhandelsBank AG
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2016
(Dollars in Thousands)

Net Capital

Total stockholder's equity	$ 885
Deduction and/or charges:	
No allowable assets	
Securities not readily marketable	$ 0
Exchange membership	$ 0
Receivables	$ 15
Furniture, equipment and improvements, net	$ 66
Other assets	$ 124
	$ 205

Net capital	(non allowable)	$ 680
Minimum Net Capital Required		$ 121
Excess Net Capital		$ 559

In the Focus Report as of December 31, 2016 (filed January 26, 2017) the reported stockholders equity was $ 1,320. The difference of $ 435 to the actual amount of $ 885 can be reconciled as follows: non deductible VAT (previous years and 2016) of $ 144, additional legal costs of $ 226, additional personnel costs of $ 63 and the write off of receivables in the amount of $ 47 and other additional costs of $ 7 led to an additional loss of $ 487. Currency differences led to a higher stockholders' equity of in the amount of $ 52. This led to a $ 435 lower Net capital of $ 680 (FOCUS $ 1,320 minus additional loss of $ 487 plus Currency Differences of $ 52). The higher costs resulted in a higher accrual of $ 435 and therefore in $ 435 higher A.I. liabilities with the result of a $ 29 higher Minimum Net Capital of $ 121 (FOCUS $ 92) and to an Excess Net Capital of $ 559 (FOCUS $ 1,023).

Schedule II

Reconciliation with vpE´s computation of
Net Capital (included in part II of form X-17A-5 as of December 31, 2016)

(Dollars in Thousand)

Net capital, as reported in Company´s part II (unaudited) FOCUS report		$ 1,115
Difference in total stockholder´s equity		
Total stockholders' equity at Dec 31, 2016 as reported in FOCUS report	$ 1,320	
Total stockholders' equity at Dec 31, 2016 as per the audited financial statement	$ 885	$ (435)
Net capital per the preceding		$ 680

The difference in the stockholder´s equity at December 31, 2016 is due to the allowance of additional costs of $ 487 and by Currency Differences the amount of $ 52 in the annual accounts, in total $ 435.

Report of Independent Registered Public Accounting Firm

Board of Directors vPE WertpapierhandelsBank AG

Munich, Germany

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) vPE WertpapierhandelsBank AG, identified the following provisions of 17 C.F.R. § 15c3-3(k) under which vPE WertpapierhandelsBank AG claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii), (the "exemption provisions") and (2) vPE WertpapierhandelsBank AG, stated that vPE WertpapierhandelsBank AG met the identified exemption provisions throughout the most recent fiscal year without exception. Broker's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required proce-dures to obtain evidence about Broker's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO AG Wirtschaftsprüfungsgesellschaft
Munich, Germany

February 24, 2017



vPE WertpapierhandelsBank AG | Maximiliansplatz 17 | 80333 München

02/24/2017

To Whom It May Concern:

We are principals of vPE WertpapierhandelsBank AG ("VPEAG") and are filing this report pursuant to SEC Rule 17a-5.

In 2016 VPEAG operated pursuant to SEC Rule 15c3-3(k)(2)(ii) in that it does not hold customer funds or safe keep customer securities. Moreover, from January 1st until the end of 2016 the firm met the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) without exception.

Should you require any additional information please do not hesitate to contact the undersigned.

We, Lars Ewaldsen and Marquard Freiherr von Pfetten-Arnbach, affirm that, to our best knowledge and belief, this Exemption Report is true and correct.

Sincerely,

Lars Ewaldsen   Marquard Freiherr von Pfetten-Arnbach

Maximiliansplatz 17   Vorstände / CEO's: Tel. +49(0) 89-29 64 91   St.Nr.: 143/101/81006
D-80333 München   Marco Freiherr v.Pfetten-Arnbach Fax.+49(0) 89-22 50 60   BaFin-RegNr.: 115868
www.vpeag.de   Dipl.-Kfm. Lars Lorenz Ewaldsen   le@vpeag.de   HRB München 123226
Gesetzliche Sicherungseinrichtung: EdW – Entschädigungseinrichtung für Wertpapierhandelsunternehmen,
Member of FINRA – Financial Industry Regulatory Authorithy / Chairman of Supervisory Board: Jörg Sklebitz